FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1                      Name and Address of Company

Northern Dynasty Minerals Ltd. ( the “Company”)
15th Floor - 1040 West Georgia Street
Vancouver, British Columbia
V6E 4H1

Item 2                      Date of Material Change

June 10, 2016

Item 3                      News Release

A News Release with respect to the material change referred to in this report was issued by the Company on June 10, 2016 and distributed through CNW and filed on SEDAR with the securities commissions in British Columbia, Alberta and Ontario and is available at www.sedar.com.

Item 4                      Summary of Material Change

The Company reported that it has closed its previously announced prospectus offerings of 38,000,000 units of the Company at a price of C$0.45 per unit which includes 4,666,667 units issued pursuant to the full exercise of an over-allotment option granted to the agents, for gross proceeds to the Company of $17,100,000.

Item 5                      Full Description of Material Change

5.1                            Full Description of Material Change

The Company reported that it has closed its previously announced prospectus offerings of 38,000,000 units of the Company at a price of C$0.45 per unit (the “Offering”) which includes 4,666,667 units issued pursuant to the full exercise of an over-allotment option granted to the agents, for gross proceeds to the Company of $17,100,000.

Each Unit consists of one common share (a “Share”) and one common share purchase warrant (a “Warrant”). Each Warrant will be exercisable into one common share (a “Warrant Share”) at an exercise price of $0.65 per Warrant Share for a period of five (5) years from the closing of the Offering. The offering of 35,777,778 Units was conducted by a syndicate of agents, led by Global Securities Corporation and including Industrial Alliance Securities Inc. The balance of 2,222,222 Units were sold directly to United States “accredited investors” by the Company.

The Warrants are listed for trading on the TSX under the symbol NDM.WT.B-T.

The net proceeds of the Offering will be used to fund the Company’s multi-dimensional strategy to address the United States Environment Protection Agency’s proposed pre-emptive regulatory action under the United States Clean Water Act and to prepare the Pebble Project to initiate federal and state permitting under the United States National Environmental Policy Act, costs to keep the Pebble project in good standing, costs to advance a potential partner(s) transaction and for working capital and general corporate purposes.

In Canada, the Offering was qualified by the Company’s short form base shelf prospectus dated March 7, 2016 and the Company’s prospectus supplement dated May 26, 2016, as filed by the Company with the Canadian securities regulatory authorities in the Provinces of British Columbia, Alberta and Ontario.

The Units were offered in the United States pursuant to a base shelf prospectus contained in the Company’s registration statement on Form F-3 (the “Registration Statement”) filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). The Registration Statement was declared effective by the Commission on March 30, 2016. On March 31, 2016, the Company filed with the Commission pursuant to Rule 424(b) under the U.S. Securities Act the base prospectus related to the Registration Statement (the “U.S. Base Prospectus”). On May 26, 2016, the Company filed with the Commission pursuant to Rule 424(b) under the U.S. Securities Act a prospectus supplement relating to the Shares and Warrants (together with the U.S. Base Prospectus, the “U.S. Prospectus”).

Sales of Units to persons outside of the United States were neither effected pursuant to the U.S. Prospectus nor qualified by the Registration Statement. Accordingly, as provided for in the Warrant Indenture governing the Warrants, any Warrants (the “Regulation S Warrants”) forming part of the Units originally sold to persons outside the United States may not be exercised by or for the account or benefit of a U.S. person (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act) or a person in the United States absent an exemption from applicable U.S. federal and state registration requirements. Therefore, should any such Regulation S Warrants be subsequently purchased by a U.S. person or a person in the United States and subsequently exercised pursuant to a registration exemption, the resulting Warrant Shares will be “restricted securities” (as defined in Rule 144(a)(3) under the U.S. Securities Act) and will be subject to resale restrictions under applicable U.S. securities laws. The resale safe harbor provided by Rule 904 of Regulation S under the U.S. Securities Act, if available, will facilitate the resale over the TSX of any Warrant Shares issued as restricted securities.

5.2                            Disclosure for Restructuring Transactions

Not applicable.

Item 6                      Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7                      Omitted Information

Not applicable.

Item 8                      Executive Officer

Trevor Thomas
Secretary and General Counsel
Tel: 604-684-6365

Item 9                      Date of Report

June 13, 2016